UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

Sonnet BioTherapeutics Holdings, Inc.

(Name of Issuer)
Common Stock, $0.0001 par value per share

(Title of Class of Securities)
83548R105

(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83548R105	SCHEDULE 13G

1		NAME OF REPORTING PERSONS Pankaj Mohan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 942,959*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 942,959*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 942,959*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12		TYPE OF REPORTING PERSON IN

*See Item 4 for additional information.

CUSIP No. 83548R105	SCHEDULE 13G

Item 1.	(a) Name of Issuer

Sonnet BioTherapeutics Holdings, Inc. (the “Issuer”)

Item 1.	(b) Address of Issuer’s Principal Executive Offices

100 Overlook Center, Suite 102, Princeton, NJ 08540

Item 2.	(a, b, c) Names of Person Filing, Address of Principal Business Office, Citizenship:

This report on Schedule 13G is being filed by Pankaj Mohan, a United States Citizen. The address for Dr. Mohan is c/o Sonnet BioTherapeutics Holdings, Inc. 100 Overlook Center, Suite 102, Princeton, NJ 08540.

.

Item 2.	(d) Title of Class of Securities

Common Stock, $0.0001 par value per share (the “Common Stock”)

Item 2.	(e) CUSIP No.:

83548R105

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person filing is a:

N/A

CUSIP No. 83548R105	SCHEDULE 13G

Item 4. Ownership

Information with respect to the Firm’s ownership of securities of the issuer is incorporated by reference to items (5) - (9) and (11) of the respective cover page of the Firm.

As reported in the cover pages to this report, the ownership information with respect to Dr. Mohan is as follows:

(a) Amount Beneficially Owned: 942,959*

(b) Percent of Class: 5.5%*

(c) Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 942,959*

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 942,959*

* Includes 930,705 shares of Common Stock held by the Mohan Family Office, over which Dr. Mohan has shared power to vote and dispose with Swati Mohan, his spouse; (ii) 7,992 shares of Common Stock held individually by Pankhuri Mohan, Dr. Mohan’s child, over which Dr. Mohan has shared power to vote and dispose with Pankhuri Mohan; and (iii) 4,262 shares of common stock issuable upon exercise of warrants held by the Mohan Family Office, over which Dr. Mohan has shared power to vote and dispose with Swati Mohan, which are exercisable within 60 days of December 31, 2020. Excludes 319,866 restricted stock units, which will be settled in shares of Common Stock which vest as to 50% on April 2, 2021 and the remaining 50% to vest on April 2, 2022. Ownership percentages are based on 17,175,729 shares of Common Stock reported as issued and outstanding in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 17, 2020.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 83548R105	SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2021

By: /s/ Pankaj Mohan

Pankaj Mohan